November 17, 2010

Larry Spirgel, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	EnviroStar, Inc. (the “Company”)
Form 10-K for the year ended June 30, 2010
Filed September 24, 2010 (the “10-K Report”)
File No. 001-29323

Dear Mr. Spirgel:

Reference is made to your letter dated November 8, 2010 with respect to the above captioned filing (the “Letter of Comment”).  Set forth below are the Company’s responses to the Staff’s comments contained in the Letter of Comment.  For your convenience, both of the comments in the Letter of Comment are repeated below, and the Company’s responses are set forth immediately below the comment.

General

Form 10-K for fiscal year ended June 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 12

1.
In future filings, please discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

EnviroStar, Inc.
290 N.E 68 Street, Miami, FL 33138
Telephone (305) 754-4551           Fax (305) 751-4903
www.envirostarinc.com

  Larry Spirgel, Esq.
  Securities and Exchange Commission

Response:  The Company has complied with this comment by revising, in the last paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 13 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010 (the “10-Q Report”), the corresponding paragraph to that which appears on page 13 of the 10-K Report to read as follows:

“The Company believes that its existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund its operations and anticipated capital expenditures for at least the next twelve months and to meet its long-term liquidity needs.”

The Company has no debt for borrowed money and, therefore, did not include this in its discussion.  Should the Company incur debt in the future, it will address the sufficiency of its sources of liquidity to meet such debt obligations in the above paragraph.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Stockholders’ Agreement, page 4

2.
In future filings, please file a copy of the Amendment to Stockholders’ Agreement and Joinder of Amended Stockholders’ Agreement, dated April 28, 2008, as an exhibit.  See Item 601(b)(10) of Regulation S-K.

Response:  The Company has filed, as Exhibits 10(a) and 10(b) to the 10-Q Report, (a) the Amended and Restated Stockholders Agreement, dated as of December 6, 2005, by and among Michael S. Steiner, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein and (b) the Amendment to Stockholders’ Agreement and Joinder of Amended Stockholders’ Agreement, dated April 28, 2008, among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner by incorporating those agreements by reference to copies thereof filed as exhibits to Schedule 13D Amendments previously filed by Michael S. Steiner, a party to both of the agreements.

In connection with the Company’s responses to the comments in the Letter of Comment, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the above filings;

  Larry Spirgel, Esq.
  Securities and Exchange Commission

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me or Richard A. Rubin, Esq. of Troutman Sanders LLP, our counsel, at (212) 704-6130 or by facsimile at (212) 704-5999 should you have any questions.

Sincerely,

/s/ Michael S. Steiner

Michael S. Steiner,
President

cc:	Reid Hooper, Esq.
Securities and Exchange Commission